Part A: General Information

Item A.1	Report for 02/18/2021
Item A.2	856517
Item A.3	S000009552
Item A.4	33-31602
Item A.5	Stephen P. Van Meter

Part B: Default or event of insolvency of portfolio security issuer – NOT APPLICABLE

Part C: Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution
Item C.2	Person providing support – FII Holdings, Inc.
Item C.3	Brief Description of relationship between the person providing support and the fund – FII Holdings, Inc. directly owns 100% of the outstanding voting securities of Federated Investment Management Company the investment adviser to Federated Hermes Pennsylvania Municipal Cash Trust (the “Fund”), a portfolio of Federated Hermes Money Market Obligations Trust.
Item C.4	Date Support Provided – February 17, 2021
Item C.5	Amount of Support - $68.82
Item C.6	Not applicable
Item C.7	Not applicable
Item C.8	Brief description of reason for support – FII Holdings, Inc., as an affiliated person of Federated Investment Management Company, is making a capital contribution to the Fund in the amount noted above in anticipation of a liquidation of the Fund. The liquidation is scheduled to be completed as of the close of business on February 19, 2021. This amount represents the difference between the Fund’s net assets and the net asset value of shares outstanding on the date of the contribution.

Item C.9	Term of support – one-time

Item C.10	Brief Description of any contractual restrictions relating to support – none.

Part D: Deviation between current net asset value per share and intended stable price per share – NOT APPLICABLE

Part E: Imposition of liquidity fee – NOT APPLICABLE

Part F: Suspension of fund redemptions – NOT APPLICABLE

Part G: Removal of liquidity fees and/or resumption of fund redemptions – NOT APPLICABLE

Part H: Optional disclosure – NOT APPLICABLE

Signatures Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federated Hermes Money Market Obligations Trust

(Registrant)

Date: 02/18/2021

/s/ Stephen P. Van Meter (Signature)

Stephen P. Van Meter

Chief Compliance Officer

Federated Hermes Money Market Obligations Trust